UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
TRANE TECHNOLOGIES RETIREMENT SAVINGS PLAN FOR
PARTICIPATING AFFILIATES IN PUERTO RICO
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
TRANE TECHNOLOGIES PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Index
December 31, 2024 and 2023

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Davidson, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2023.

Charlotte, North Carolina
June 20, 2025

Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	2024	2023
Assets
Investments:
Plan's interest in Trane Technologies Employee Savings Plan Master Trust (Note 4), at fair value	$66,125,589	$52,796,589
Receivables:
Employer contribution receivable	29,307	30,186
Participant contribution receivable	33,800	34,584
Notes receivable from participants	1,867,513	1,268,867
Total Receivables	1,930,620	1,333,637
Net assets available for benefits	$68,056,209	$54,130,226
The accompanying notes are an integral part of these financial statements.

Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2024 and 2023

	2024	2023
Additions to net assets attributed to:
Plan's interest in investment income of the Trane Technologies Employee Savings Plan Master Trust (Note 4)	$11,883,099	$9,412,067
Interest income on notes receivable from participants	109,957	103,787
Contributions:
Participant	2,948,087	3,109,299
Employer	2,557,248	2,721,363
Employee rollovers	45,831	373,196
Total contributions	5,551,166	6,203,858
Total additions	17,544,222	15,719,712
Deductions from net assets attributed to:
Participant withdrawals and distributions	3,563,429	2,704,857
Administrative expenses	54,810	41,831
Total deductions	3,618,239	2,746,688
Net increase in net assets	13,925,983	12,973,024
Net assets available for benefits
Beginning of year	54,130,226	41,157,202
End of year	$68,056,209	$54,130,226
The accompanying notes are an integral part of these financial statements.

Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2024 and 2023

1	Description of the Plan
The following brief description of the Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico (the “Plan”) provides only general information. More complete descriptions are found in the governing Plan documents and the summary plan description.
History
The Plan is sponsored by Thermo King Puerto Rico Manufactura, Inc., a subsidiary of Trane Technologies plc, covering all full-time and part-time regular employees of Thermo King Puerto Rico Manufactura, Inc. and participating affiliates who work and reside in Puerto Rico. Trane Technologies plc, Thermo King Puerto Rico Manufactura, Inc. and its participating affiliates, including Trane Puerto Rico LLC are referred to herein as the "Company". The Company established the Plan effective November 1, 1997 and the Plan was last amended and restated effective January 1, 2011.
General
The Plan is a defined contribution plan with a cash or deferred arrangement feature generally covering eligible employees of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Fidelity Workplace Services LLC (“Fidelity”) is the Plan’s recordkeeper and custodian. Banco Popular de Puerto Rico (“BPPR”) serves as trustee for the Plan. The Plan’s assets are part of the Trane Technologies Employee Savings Plan Master Trust ("Master Trust").
The Benefits Administration Committee of Trane Technologies Company LLC (the “Committee”), administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Benefits Design Committee of Trane Technologies plc approves recommended design changes to the Plan. The Plan requires that Trane Technologies stock be an investment option under the Plan. The other investment options available under the Plan from time to time are selected by the Benefits Investment Committee of Trane Technologies plc (the "BIC"). The BIC monitors the investment options offered in the Plan. Participants direct investments among the Plan's investment options. The Plan is intended to meet the requirements and regulations of ERISA Section 404(c).
Contributions
For those employees who are eligible to participate in the Plan, there is automatic enrollment whereby a new employee is automatically enrolled in the Plan with a 4% pre-tax contribution on eligible compensation, as defined, and such contribution is invested in a default investment option selected by the Trane Technologies plc Benefits Investment Committee. Plan participants may elect to contribute on a pre-tax basis from 1% to 50% of their total eligible compensation including certain bonuses, as defined, subject to the limits imposed by Section 1165(e)(7)(A) of the Puerto Rico Internal Revenue Code (the "PR IRC"). The participants may also elect to contribute a percentage of their total eligible compensation including bonuses, as defined, as an additional after-tax contribution, subject to tax law limits. The Company contributes a matching amount equal to 100% of the employee’s contribution not to exceed 6% of total eligible compensation, as defined, for a participating employee. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to various limitations to ensure compliance with the requirements of the PR IRC. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee. Participants receive a non-matching company contribution of 2% of eligible compensation, as defined. All company contributions are made in cash and invested in the same manner as the participant contributions; if a participant does not have an investment election on file, Company contributions are invested in the Plan's default investment fund which is the target date retirement fund corresponding to the employee's target retirement date based on date of birth.
Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Master Trust, together with assets from other participating defined contribution plans sponsored by the Company or its affiliates and intended to qualify under Section 1081 of the PR IRC.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings (losses) net of investment management fees. Each participant’s account is charged with participant withdrawals and disbursements and applicable administrative expenses. Allocations are based on participant contributions,

Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2024 and 2023

earnings or account balances, as defined. The benefit which a participant is entitled to receive is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. Company basic contributions made to union employees under the Plan remain subject to a three year vesting schedule. Company non-matching contributions are vested after 3 years of service or upon attainment of age 65 (while employed), death (while employed) or disability (while employed).
Notes Receivable from Participants
Subject to certain limitations, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 reduced by their highest outstanding loan balance during the preceding twelve month period or (b) 50% of their total eligible account balance. Loans bear interest at a fixed rate which is equal to the prime rate as quoted by Fidelity on a monthly basis, plus 1% (rounded to the nearest 0.25%). At December 31, 2024, outstanding loans bore interest rates ranging from 4.25% to 9.50%. Loan terms range from one to five years. Effective January 1, 2010, a loan to acquire a principal residence may be for a term of up to 15 years. The loans are collateralized by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions.
Forfeited Accounts
Forfeited contributions are used to reduce future employer contributions. At December 31, 2024 and 2023, forfeited non-vested balances were $1,761 and $3,426, respectively. In 2024 and 2023, employer contributions were reduced by $42,187 and $14,862, respectively from forfeited non-vested accounts.
Participant Withdrawals and Distributions
On termination of service, Plan distributions may be in the form of a lump sum or in installments in such other manner that the Plan may permit. In the case of an employee’s termination because of death, the entire account balance is paid to the designated beneficiary under the Plan or, if none is designated, pursuant to the terms of the Plan. In case of termination because of any reasons other than death, the participant is entitled to the vested balance. The participants may, under certain conditions, take in-service withdrawals from the Plan while employed, subject to certain limitations as to purpose and source of the funds.
Subsequent Event
The Plan has evaluated subsequent events through June 20, 2025, the date the financial statements were available to be issued.

2	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.
Valuation of Investments
Plan investments are included in the Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings, expenses and changes in market value.
Investments in the Master Trust are reported at fair value as described in Note 3. The BIC determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Notes 3 and 4 for discussion of fair value measurements of the investments.

Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2024 and 2023

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is generally recorded on the record date, but for Trane Technologies stock dividend income is recorded on the payment date. Interest income is recorded when earned.
Certain investment management fees and expenses charged to the Plan for the investment in the Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain investment management fees and operating expenses are reflected as a reduction of investment returns or an increase to investment losses for such investments in the form of an expense ratio.
The Statements of Changes in Net Assets Available for Benefits include unrealized appreciation and depreciation in accordance with the policy of stating investments at fair value. Net appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2024 and 2023. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Master Trust are paid for by the Company or an affiliate and are excluded from these financial statements. Certain general administrative fees are deducted quarterly from Plan accounts and are included in these financial statements. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Participant directed transaction expenses such as loan fees and withdrawal fees are paid by the participant and are included in these financial statements.
Participant Withdrawals and Distributions
Benefits to participants are recorded when paid. There are no approved and unpaid amounts as of December 31, 2024 and 2023.
Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified by the Puerto Rico Treasury Department.

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1    Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Observable inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;
•Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3    Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability

Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2024 and 2023

based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Investment options are not common across all Plans participating in the Master Trust. There have been no changes in the methodologies used as of December 31, 2024 and 2023. There have been no significant transfers between leveling categories. The following is a description of the valuation methodologies used for assets measured at fair value.
Trane Technologies stock: These assets represent an investment in ordinary shares of the Company. The fund invests in ordinary shares of Trane Technologies plc, which is listed on the New York Stock Exchange ("NYSE") and was valued at its quoted market price at the daily close of the NYSE. Such assets are classified as Level 1.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the daily Net Asset Value ("NAV") of shares held by the Master Trust at year end. Investments in registered investment companies generally may be redeemed daily and are classified as Level 1.
Mutual funds - target date retirement funds (related to employees participating in the Retirement Savings Plan for Participating Affiliates in Puerto Rico, which is part of the Master Trust): These assets represent investments in an asset mix of equity, fixed income and short term investments using an asset allocation strategy appropriate for the fund’s particular time frame. The asset mix is determined by a glide path based on the investor’s assumed age and target retirement year. These funds are valued at quoted market prices in active markets and are classified as Level 1.
Common collective trusts - index funds: These assets represent investments in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Common collective trusts - target date retirement funds: These assets represent investments in an asset mix of equity, fixed income and short term investments using an asset allocation strategy appropriate for the fund’s particular time frame. The asset mix is determined by a glide path based on the investor’s assumed age and target retirement year. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Separate accounts - fixed income bond funds: These assets are privately managed investments created for a single group of plans in a single master trust maintained by the Company. The fund consists of fixed income securities similar to its benchmark index, the Barclay U.S. Aggregate Bond Index. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Separate accounts - stable value funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the Company. The account primarily consists of investment contracts issued by financial institutions and other eligible stable value investments. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. There are no unfunded commitments or redemption frequency restrictions.  Transfers to other investment funds could be limited under certain conditions.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in the Master Trust
The Plan’s investments are held in the Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company or other affiliated companies of Trane Technologies plc. The assets of the Master Trust are held by Fidelity. Each participating retirement plan has an identifiable interest in the Master Trust and

Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2024 and 2023

investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income (loss) earned and received by the Master Trust on the basis of the adjusted value of each plan at each measurement date.

Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2024 and 2023

Summarized Master Trust information follows at December 31:

	2024
	Master Trust Balances	Plan's interest in Master Trust Balances
Investments, at fair value
Mutual funds	$800,134,682	$30,762,344
Self-directed brokerage accounts	560,077,487	—
Common collective trusts	4,135,099,380	7,978,608
Separate accounts	296,093,335	8,767,702
Trane Technologies Stock Fund	1,968,331,721	18,616,935
Investments, at fair value	$7,759,736,605	$66,125,589

	2023
	Master Trust Balances	Plan's interest in Master Trust Balances
Investments, at fair value
Mutual funds	$655,668,111	$26,012,203
Self-directed brokerage accounts	438,171,681	—
Common collective trusts	3,562,041,591	6,020,957
Separate accounts	295,239,650	8,164,965
Trane Technologies Stock Fund	1,410,563,918	12,598,464
Investments, at fair value	$6,361,684,951	$52,796,589

The following summarizes the net realized and unrealized appreciation (depreciation) of investments and interest and dividend income for the Master Trust for the years ended December 31:

	2024	2023
Investment income:
Net appreciation (depreciation) in fair value of investments
Mutual funds	$136,191,894	$128,394,270
Self-directed brokerage accounts	99,687,848	84,134,673
Common collective trusts	581,739,588	603,076,968
Separate accounts	(1,432,677)	11,358,268
Trane Technologies Stock Fund	707,243,638	451,972,186
	1,523,430,291	1,278,936,365
Interest and dividend income	38,571,337	27,892,277
Total investment income	$1,562,001,628	$1,306,828,642

Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2024 and 2023

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2024:

	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$—	$—	$185,776,560	$185,776,560
Fixed income bond funds	—	—	—	110,316,775	110,316,775
Mutual funds	773,943,769	—	—	—	773,943,769
Mutual funds - target date retirement funds	26,190,913	—	—	—	26,190,913
Self-directed brokerage accounts	560,077,487	—	—	—	560,077,487
Common collective trusts:
Index funds	—	—	—	1,533,855,702	1,533,855,702
Target date retirement funds	—	—	—	2,601,243,678	2,601,243,678
Trane Technologies Stock	1,968,331,721	—	—	—	1,968,331,721
Total Investments, at fair value	$3,328,543,890	$—	$—	$4,431,192,715	$7,759,736,605

(a) In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2023:

	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$—	$—	$187,132,718	$187,132,718
Fixed income bond funds	—	—	—	108,106,932	108,106,932
Mutual funds	632,728,293	—	—	—	632,728,293
Mutual funds - target date retirement funds	22,939,818	—	—	—	22,939,818
Self-directed brokerage accounts	438,171,681	—	—	—	438,171,681
Common collective trusts:
Index funds	—	—	—	1,297,293,284	1,297,293,284
Target date retirement funds	—	—	—	2,264,748,307	2,264,748,307
Trane Technologies Stock	1,410,563,918	—	—	—	1,410,563,918
Total Investments, at fair value	$2,504,403,710	$—	$—	$3,857,281,241	$6,361,684,951

 (a) In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.

Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2024 and 2023

5	Tax Status
The Puerto Rico Department of the Treasury has determined and informed the Company by a letter dated March 10, 2014, that the Plan and related trust are designed in accordance with applicable sections of the PR IRC. A second letter was received from the Puerto Rico Department of the Treasury on November 6, 2015 confirming that the amendments made to the Plan in connection with the retirement choice program were also qualified under the PR IRC. The Plan also received letters dated June 23, 2017, July 19, 2021 and March 26, 2024 stating that the Puerto Rico Department of Treasury had no objection to subsequent amendments. The Plan has been amended since requesting the determination letter. The Plan administrator, the Committee and the Plan’s counsel believe that the Plan is being operated in material compliance with the applicable requirements of the Puerto Rico Department of the Treasury and therefore no provision for income tax is required.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or the Puerto Rico Department of the Treasury. The Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6	Party-In-Interest Transactions
Certain Plan investments held in the Master Trust are managed by one or more affiliates of Fidelity. These transactions qualify as permitted party-in-interest transactions.
Certain Master Trust investments are ordinary shares of Trane Technologies plc. These transactions qualify as permitted party-in-interest transactions.
Additionally, notes receivable from participants are also considered to be party-in-interest transactions because they are transactions with Plan participants. Fees paid and interest earned during the year, in connection with these parties-in-interest, were based on customary and reasonable rates for such transactions.

7	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to modify or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the PR IRC. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested in any unvested Company contributions and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8	Risks and Uncertainties
Through the Master Trust, the Plan provides for investment options in any combination of equity and fixed income investments in the U.S. and abroad through various investment options.  Investment asset classes are exposed to various risks, such as market, interest rate, inflation, foreign currency, economic, political and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico
Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2024

Plan Sponsor: Employer Identification: Plan Number:	Thermo King Puerto Rico Manufactura, Inc. 66-0777053 077

(a)	Identity of issue, borrower lessor, or similar party (b)	Description of investment, including maturity date, rate of interest, collateral par, or maturity value (c)	Cost (d)	Current Value (e)
*	Plan’s interest in Master Trust, excluding participant loans	Master Trust, 0.85% participation	**	$66,125,589
*	Notes receivable from participants ***	Due 01/01/25 - 10/08/31 4.25% - 9.50%	—	1,867,513

	TOTAL ASSETS (Held at End of Year)			$67,993,102

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments; therefore, this information is omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TRANE TECHNOLOGIES RETIREMENT SAVINGS PLAN FOR PARTICIPATING AFFILIATES IN PUERTO RICO

Dated: June 20, 2025	By:	/s/ Paul Longstreet
	Name:	Paul Longstreet
	Title:	Chair, Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Forvis Mazars, LLP